                                                                  Exhibit (a)(9)

                                                       NEWS RELEASE
                                                       For further information:
                                                       Media - Sheree Olson
                 Shopko Stores Inc.,                   (920) 429-4186
                 Commences Tender Offer                Investors - Vicki Shamion
                 For Pamida Holdings Corporation       (920) 429-7039


GREEN BAY, WIS, (May 17, 1999) ShopKo Stores, Inc. (NYSE: SKO) today announced that its wholly owned subsidiary has commenced its previously announced tender offer for all of the common stock, par value $.01 per share, of Pamida Holdings Corporation, at $11.50 per share, net to the seller, in cash. The tender offer is being made pursuant to an Agreement and Plan of Merger dated as of May 10, 1999. The tender offer is scheduled to expire on Monday, June 14, 1999.

American Stock Transfer & Trust Company is the Depositary for the tender offer. D.F. King & Co., Inc. is the Information Agent. The Dealer Manager is Merrill Lynch & Co.

ShopKo Stores, Inc., a Fortune 500 company headquartered in Green Bay, Wis., is a leading specialty discount retailer operating 158 stores in 19 states, primarily in the Midwest, Western Mountain and Pacific Northwest regions. The company also serves the rapidly growing managed health care industry through its wholly-owned subsidiary, ProVantage Health Services, Inc. ProVantage is a leading health benefit management company providing health benefit management services, pharmacy mail services, vision benefit management services and health information and clinical support services. For more information about ShopKo or ProVantage, visit our web site at www.shopko.com.